BioSpecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

October 2, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:

Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:

BioSpecifics Technologies Corp.
Form 10-K for the Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-34236

Dear Mr. Rosenberg:

This letter is being furnished in response to the comments contained in the letter (the “Comment Letter”) dated September 10, 2009 from you to Thomas L. Wegman, President, Principal Executive Officer and Principal Financial Officer of BioSpecifics Technologies Corp. (the “Company”), with respect to the Company’s Annual Report on Form 10-K, File No. 001-34236 (the “Annual Report”). For ease of reference, the comments contained in the Comment Letter are printed below in bold and are followed by the Company’s response.

Form 10-K

Item 1. Business
Licensing and Marketing Agreements
In Licensing and Royalty Agreements
Frozen Shoulder, page 10

1.

In the discussion of your license agreement with Research Foundation, please expand your disclosure to describe the aggregate amount of milestone payments you have received to date and the aggregate potential milestone payments you may receive pursuant to the sub-license. Also, with respect to royalty payments, please disclose the potential range of royalty payments under the license agreement. For example, you may specify that royalty rates are in the low teens, high teens, single digits, or provide a reasonable range.

Response: In response to the Staff’s comment, please note that, under the Frozen Shoulder License Agreement, the Company will not receive any royalty, milestone or sublicense payments from the Research Foundation. Also, please note that the Company previously requested, and the Commission previously granted on February 20, 2007 (File No. 0-19879; Internal CF#19398), confidential treatment for information related to, among other things, royalty payments to be made by the Company under the Frozen Shoulder License Agreement until November 30, 2016. This information continues to qualify as confidential commercial information under Section 552(b)(4) of the Freedom of Information Act, as amended, and, as such, should continue to be subject to the Commission’s previously granted order for confidential treatment because the Company believes that the disclosure of the potential ranges of the royalties would disclose commercially sensitive information.

Item 7. Management’s Discussion and Analysis or Plan of Operation
Critical Accounting Policies and Assumptions
Revenue Recognition, page 31

2.

Regarding the Auxilium Agreement, please provide us an analysis supporting your conclusion that the recognition in 2008 of approximately $6.4 million for sublicensing fees received in 2009 was appropriate and that deferral over future periods was not required. As part of your response, address continuing obligations that are associated with the agreement including any side or oral agreements. Our cursory review of this agreement included as exhibit 10.1 in the 8-K filed on December 19, 2008 revealed the presence of Joint Development and Joint Commercialization Committees.

Response: In response to the Staff’s comment, please note that the Company in reaching its revenue recognition conclusion used the guidance of FASB Codification 605-25-30-5 that states “the amount allocable to a delivered item or items is limited to the amount that is not contingent upon delivery of additional items or meeting other specified performance condition (non-contingent amounts.)”. The analysis set forth below documents that: (1) the Amended and Restated Development and License Agreement of December 11, 2008 (“the Contract”) between the Company and Auxilium represents the entirety of the contractual relationship between Auxilium and the Company; (2) revenue recognition is a complete and discrete event; (3) there are no related obligations including continuing performance requirements or expenses related to development or commercialization; and (4) the joint committees with Auxilium are for coordinating interactions and dispute resolution.

1.

The Contract represents the entirety of the contractual relationship between the Company and Auxilium, and the Company confirms that there are no oral or written side agreements related to the sub-license agreement between Auxilium and Pfizer.

2.

The amount received by the Company from Auxilium under the Contract is for the delivery of a specific and discrete sublicensing item and it is not contingent on delivery or performance of any other item. Article 7.4. of the Contract requires Auxilium, within 30 business days of receiving sublicense income, to make a payment to the Company in the specified amounts and provide to the Company a report showing the basis for the calculation of such amounts. Additionally, Article 7.4(e) (Payments) of the Contract states “…in the case of Sublicense Income received from Partner, the parties agree that Auxilium will remit eight and one half percent (8.5%) of Sublicense Income actually received from Partner”.

The $6.375 million received from Auxilium was the result of a one-time payment of $75 million received by Auxilium from Pfizer. The Company has no continuing obligation to perform any services to any party with respect to the sub-license agreement between Auxilium and Pfizer. As such, the $6.375 million (8.5% x $75 million) was revenue recognized in the year ended December 31, 2008.

3.	The Company has no obligation continuing or otherwise for any development or commercialization work with respect to the sub-license agreement between Auxilium and Pfizer.

Articles 3 (Product Development) and 3.2 (Auxilium’s Stage II Development Activities, Dupuytren’s Disease, Peyronie’s Disease and Frozen Shoulder) of the Contract state “Auxilium shall be responsible for all the Development Costs related to the Product for Dupuytren’s Disease, Peyronie’s Disease and Frozen Shoulder incurred by Auxilium after June 3, 2004 in regards to Dupuytren’s Disease and Peyronie’s Disease, and after December 15, 2005 in regards to Frozen Shoulder; provided, however, that BTC shall continue to be responsible for all Development Costs which are incurred prior to June 3, 2004 in regards to Dupuytren’s Disease and Peyronie’s Disease, and prior to December 15, 2005 in regards to Frozen Shoulder.”

Auxilium is primarily responsible for development activities prior to granting of product approval, and Pfizer is responsible for development activities in Europe thereafter. Also, Pfizer is responsible for preparation of regulatory materials necessary for obtaining and maintaining European regulatory approvals.

Additionally, all commercialization and marketing costs are the responsibility of Auxilium and Pfizer. In December 2008, Auxilium entered into a development, commercialization and supply agreement with Pfizer. Under this agreement, Auxilium granted to Pfizer the right to develop and commercialize, with the right to sublicense, XIAFLEX for the treatment of Peyronie’s and Dupuytren’s in the 27 member countries of the European Union and nineteen (19) other countries. Pfizer is solely responsible for commercializing

4.

The Joint Development Committee and Joint Commercialization Committee are set up for coordinating interactions and dispute resolution directly with Auxilium and do not represent specified performance conditions.

Articles 3 (Product Development) and 3.1 (Joint Development Committee) of the Contract define the Committee’s as “resolving potential disagreements between BTC and Auxilium during the course of the Development of Product and with respect to the Remaining Indications.”

Articles 5 (Commercialization) and 5.1 (Joint Commercialization Committee) of the Contract provide that “the commencement of Phase III Clinical Trials for any Product, BTC and Auxilium will establish a Joint Commercialization Committee made up of two (2) representatives designated by each Party hereto to assist in coordinating interactions and resolving potential disagreements between BTC and Auxilium during the course of the Commercialization of Product.”

Notes to Consolidated Financial Statements

8. Income taxes, page F-16

3.	Please revise to include the disclosures required under paragraphs 20 and 21 of FIN 48.

Response: The Company acknowledges the Staff’s comment and intends to disclose, in accordance with FASB Codification 740-10-45-25, the Company’s policy on classification of interest and penalties under Note 2, Summary Of Significant Accounting Policies, Income Taxes, in the Company’s future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Signatures

4.

Please designate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, such as principal financial officer and controller, then you should indicate that the officer is signing in both capacities. If your principal accounting officer or controller has not signed the Form 10-K, please amend your 10-K to include the required signature. If the principal accounting officer has signed the 10-K, please confirm that you will indicate who the principal accounting officer is in future filings.

Response: In response to the Staff’s comments, the Company confirms that the Company’s Principal Accounting Officer, Thomas L. Wegman, executed the Annual Report on March 30, 2009. Further, the Company will specifically indicate the signatory of the individual serving in the capacity as the Company’s principal accounting officer in its future Annual Report filings with the Commission.

The Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have questions or additional comments regarding any of the information set forth in this letter, please call me at (516) 593-7000.

Sincerely,

/s/ Thomas L. Wegman
Thomas L. Wegman, President

cc:	Nandini A. Acharya, Attorney Tabatha Akins, Staff Accountant Suzanne Hayes, Legal Branch Chief Mary Mast, Senior Staff Accountant
Carl A. Valenstein, Bingham McCutchen LLP